UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place, #03-01

Eunos Techpark

Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65-6327-1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EUDA Health Holdings Limited (“EUDA” or the “Company”) entered into a convertible promissory note purchase agreement dated as of August 1, 2025 (the “Purchase Agreement”) with an institutional investor (the “Purchaser”) to purchase one or more convertible promissory notes (the “Notes”) in an aggregate amount not to exceed $10,000,000. Pursuant to the Purchase Agreement, each Note shall be convertible into newly-issued ordinary shares of the Company, no par value (the “ordinary shares”) at 85% (the “Discount Rate”) of the trading price of the Company’s ordinary shares on the date the Purchaser submits its conversion notice. In the event that the closing bid price of the ordinary shares is less than $2.00 for five (5) consecutive days (the “Early Default”) and the Company has failed to pay the outstanding principal balance of the Notes together with any accrued but unpaid fees within ten (10) business days, Purchaser will have the right to convert the Notes at 70% (the “Early Default Discount Rate”) of the trading price of the Company’s ordinary shares. The Company has agreed to reserve 5,000,000 ordinary shares (the “Shares”) for issuance upon full conversion of all Notes sold under the Purchase Agreement. The Company will file a prospectus supplement relating to the offer and sale of the Notes pursuant to the Purchase Agreement, which will form a part of its Registration Statement on Form F-3 (File No. 333-282723), which was filed with the Securities and Exchange Commission on October 18, 2024 and declared effective on November 4, 2024.

Subject to the terms and conditions of the Purchase Agreement, the Company may deliver to the Purchaser at any time a written request for a Note to be sold to the Purchaser (the “Put Request”), which shall state the amount of such proposed Note and the proposed closing date. Purchaser shall have five (5) business days to decline and/or refuse any Put Request, or purchase such Note at 90% of the principal amount of the Note. Upon the first closing, the Company will issue and sell to the Purchaser a Note in the amount of $1,000,000 (the “First Advance”). The closing of the sale of each subsequent Note will occur on the date to be mutually agreed upon by the Company and the Purchaser.

The foregoing description of the Purchase Agreement and the Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement and the Note, copies of which are filed as Exhibit 1.1 and 1.2 to this Current Report, respectively and incorporated by reference herein.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the ordinary shares (or the Notes) nor shall there be any sale of the ordinary shares (or the Notes) in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-282723) and the prospectus thereof and any prospectus supplements or amendments thereto.

Exhibits

1.1	Convertible Promissory Note Purchase Agreement dated as of August 1, 2025
1.2	Form of Note

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: August 6, 2025

EUDA Health Holdings Limited

	By:	/s/ Vivian Tay
	Name:	Vivian Tay
	Title:	Interim Chief Financial Officer